EXHIBIT B

METALLICA RESOURCES INC.
MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ONTARIO
SECURITIES ACT

Item 1.	Reporting Issuer:

Metallica Resources Inc. 36 Toronto Street, Suite 1000 Toronto, Ontario M5C 2C5

Item 2.	Date of Material Change

September 8, 2003

Item 3.	Press Release

The press release attached as Attachment “A” was released over Business Wire in the United States and CCN Matthews in Canada on September 8, 2003 pursuant to section 75(1) of the Act.

Item 4.	Summary of Material Change

Metallica Resources Inc. announces that it has received updated cost estimates for its 100%-owned Cerro San Pedro gold and silver project in Mexico. The capital cost to develop the mine is estimated at US$28.2 million. At a gold price of US$350 per ounce and a silver price of US$5.00 per ounce, and assuming 100% equity financing, the project has an estimated new present value of US$35.7 million using a 5% discount rate and a 23.6% internal rate of return. Operating costs and total costs calculated pursuant to the Gold Institute method total US$163 and US$215, respectively.

Item 5.	Full Description of Material Change

The material change is described in the press release attached as Attachment “A”

Item 6.	Reliance on Section 75(3) of the Act

not applicable

Item 7.	Omitted Information

not applicable

Item 8.	Senior Officers

The following senior officer of Metallica Resources Inc. may be contacted for additional information:

Mr. Richard J. Hall Metallica Resources Inc. c/o Metallica Management Inc. 12200 East Briarwood Avenue, Suite 165 Centennial, Colorado 80112

Item 9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated as of September 8, 2003.

“Richard J. Hall” Richard J. Hall, President & CEO

Press Release No. 03-07
ATTACHMENT #A

METALLICA RESOURCES REPORTS RESULTS FROM FEASIBILITY STUDY
UPDATE FOR CERRO SAN PEDRO PROJECT, MEXICO

(All dollar amounts are in U.S. dollars)

September 8, 2003, Toronto, Ontario — Metallica Resources Inc. (TSX: MR, OTCBB: METLF) is pleased to provide updated Feasibility Study capital and operating cost figures for its 100%-owned Cerro San Pedro heap leach gold and silver project located in central Mexico. The engineering, procurement and construction management estimates have been completed by a Mexican subsidiary of The Industrial Company (“TIC”) of Steamboat Springs, Colorado, and are an update of a Run-of-Mine Feasibility Study completed by Glamis Gold Ltd. in 2000, the previous operator of the project. Washington Group International has provided the estimates for the contract mining and earthwork associated with the construction of the mine. Its figures are updates of estimates provided to Glamis by the Washington Group in early 2002. Both TIC and the Washington Group are established contract construction firms with experienced staff and have solid reputations for successfully completing contracts on time and within budget. Metallica will now enter into definitive negotiations with both firms for their services.

The capital cost to develop the mine is estimated at $28.2 million. The operating cost is estimated at $163 per ounce of gold produced when using the Gold Institute method of calculation and a silver price of $5.00 per ounce. The 100% equity, after tax internal rate of return (IRR) and net present value (NPV), when discounted at 5%, are 23.6% and $35.7 million, respectively, when using a gold price of $350 per ounce and a silver price of $5.00 per ounce. A more detailed summary of the project’s economics at different metal prices, all in US dollars, is as follows:

Gold	Silver	NPV @ 0%	NPV @ 5%		Gold Institute	Gold Institute
($/oz)	($/oz)	(Millions)	(Millions)	IRR	Operating Cost/oz	Total Cost/oz

$325	$4.64	$38.9	$22.9	17.1%	$174	$223
$350	$5.00	$54.6	$35.7	23.6%	$163	$215
$375	$5.36	$69.8	$48.0	29.7%	$160	$207

Average annual production for the project is estimated to be approximately 90,400 ounces of gold and 2.1 million ounces of silver, or approximately 120,000 ounces of gold equivalent, over an estimated mine life of approximately 8.5 years. An estimated 722,000 ounces of gold and 17 million ounces of silver will be recovered over the life of the mine. As previously reported, the mineable reserve at Cerro San Pedro is estimated at 61.1 million tonnes grading 0.59 grams of gold and 24.0 grams of silver at a waste-to-ore ratio of 1.2:1. This equates to approximately 1.2 million ounces of gold and 47 million ounces of silver, or approximately 1.8 million ounces of gold equivalent when using a silver-to-gold ratio of 70:1. These reserves were calculated using a gold price of $325 per ounce and a silver price of $4.62 per ounce, respectively.

Subject to completion of the necessary financing, Metallica anticipates construction to begin in the first quarter of 2004 with production by the end of 2004. The Cerro San Pedro project has all required federal, state and local permits necessary to begin construction of the mine. However, certain conditions identified in the permits must be completed either prior to or during construction; for example, completion of an archeological study in the leach pad area, preservation of certain historical ruins in the proposed mine area and structural stabilization of a local church. In addition, although it is not required to do so, Metallica desires to complete several other projects prior to the commencement of construction as part of its commitment to develop the project in a socially and culturally responsible manner. Some of the required and desired projects have been completed over the past several months, while work is continuing on others.

The independent Qualified Person for the required technical report covering this disclosure is Jerry E. Snider, P.E., Mining Engineer of Washington Group International.

Ritch Hall, President and CEO of Metallica, stated “We are pleased to have such high quality firms as TIC and the Washington Group provide us with updated Feasibility numbers and look forward to working with them in the future. This update provides both Metallica and the market with a clear understanding of the significant economic impact that the Cerro San Pedro mine will have on the company and its stakeholders.”

In addition to the Cerro San Pedro project, Metallica owns the world-class El Morro porphyry copper-gold project in Chile. Based on a previously reported resource estimate, completed by Noranda Inc in September 2002, the La Fortuna deposit contains an Inferred Resource of 465 million tonnes grading 0.61% copper and 0.50 grams per tonne of gold at an 0.4% copper cutoff grade. This equates to approximately 6.2 billion pounds of copper and 7.4 million ounces of gold. Noranda is currently earning a 70% interest in the project.

When Cerro San Pedro is combined with 30% of El Morro, Metallica’s gold and gold equivalent resources are estimated at 6.4 million ounces, its minable gold reserves are estimated at 1.8 million ounces of gold equivalent and its copper resources are estimated at 1.9 billion pounds.

Metallica Resources is a Canadian precious and base metal exploration and development company focused on the Americas. It is well funded and currently has 42.6 million common shares outstanding. Please visit Metallica’s website at www.metal-res.com and send e-mail to metallica@metal-res.com.

CONTACT: Ritch Hall, President and CEO, (303) 796-0229, Ext. 304.

THE STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS CONTAIN FORWARD LOOKING INFORMATION. THESE STATEMENTS ADDRESS FUTURE EVENTS INVOLVING KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM PROJECTED RESULTS. THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DESCRIBED IN METALLICA’S FORM 20-F.